04054018

新世界發展有限公司
New World Development Company Limited

Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

December 14, 2004



Dear Sirs

**Re: File Number 82-2971**
**New World Development Co Ltd**
**Rule 12g3-2 (b) exemption**



We refer to the above and enclose herewith Announcement dated December 13, 2004 in connection with the Further Announcement of Connected Transactions of the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Lt'

Aldous Chiu



Encls.
AC/kh

c.c. Mr Scott Yam

New World Development Company Limited

*The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any of the contents of this announcement.*

新世界發展有限公司
New World Development Company Limited
*(incorporated in Hong Kong with limited liability)*
**(stock code: 0017)**

NWSH
新創建集團有限公司*
**NWS Holdings Limited**
*(incorporated in Bermuda with limited liability)*
**(stock code: 0659)**

# FURTHER ANNOUNCEMENT ON CONNECTED TRANSACTIONS


Reference is made to the announcement jointly issued by NWD and NWSH on 5 August 2004 in relation to the Proposed Disposal.

Pursuant to the Agreement, Lucrative Rich has agreed to dispose of all the NWSH Group's interest, representing 60% of the total interest in Qianwei, to Qianwei Power Group at the Consideration. Completion of the Agreement is subject to the approval of the transfer by the relevant PRC authorities and is still pending.

Each of the NWD Board and the NWSH Board hereby announces that Lucrative Rich has, pursuant to the request of Qianwei Power Group, entered into the SPAs with Qianwei Power Group for the transfer of its 35% interest in Qianwei to Qianwei Power Group, and its remaining 25% interest in Qianwei to Qianwei Power Group or its nominee, in replacement of the Agreement.

As the percentage ratios involved under the Proposed Disposal as contemplated under the SPAs are more than 0.1% but less than 2.5% for each of NWD and NWSH, the connected transactions contemplated under the SPAs are subject to disclosure by way of a press announcement and is exempted from approval by the independent shareholders of NWD and NWSH under the Listing Rules.


Reference is made to the announcement jointly issued by NWD and NWSH on 5 August 2004 in relation to the Proposed Disposal. Unless otherwise defined herein, capitalized terms used in this announcement shall have the meaning given to such terms in the Announcement.

Pursuant to the Agreement, Lucrative Rich has agreed to dispose of all the NWSH Group's interest, representing 60% of the total interest in Qianwei, to Qianwei Power Group at the Consideration. Completion of the Agreement is subject to the approval of the transfer by the relevant PRC authorities and is still pending.

**The SPAs**

NWD and NWSH have been advised that Qianwei Power Group currently intends to carry out an internal corporate restructuring. As requested by Qianwei Power Group, 35% of the interest in Qianwei would be transferred by Lucrative Rich to Qianwei Power Group, whilst the remaining 25% of interest in Qianwei would be transferred by Lucrative Rich to Qianwei Power Group or its nominee. Accordingly, Lucrative Rich has entered into the SPAs dated 13 December 2004 with Qianwei Power Group in respect of the disposal of 35% and 25% respectively of the NWSH Group's interest in Qianwei in replacement of the Agreement.

The aggregate consideration for the Proposed Disposal as contemplated under the SPAs is identical to the Consideration, and the respective amount of consideration under the SPAs are RMB28.0 million (approximately HK$26.2 million) and RMB20.0 million (approximately HK$18.7 million), which are calculated by reference to the percentage of interest to be transferred by Lucrative Rich thereunder. Save as disclosed in this announcement, the material terms of the Agreement remain substantially unchanged.

As the percentage ratios involved under the Proposed Disposal as contemplated under the SPAs are more than 0.1% but less than 2.5% for each of NWD and NWSH, the connected transactions contemplated under the SPAs are subject to disclosure by way of a press announcement and is exempted from approval by the independent shareholders of NWD and NWSH under the Listing Rules.

**TERMS USED IN THE ANNOUNCEMENT**

In this announcement, the following terms shall have the following meanings:

| | |
|---|---|
| "Announcement" | the announcement jointly issued by NWD and NWSH on 5 August 2004 in relation to the Proposed Disposal |
| "Consideration" | RMB48.0 million (approximately HK$44.9 million), being the consideration for the Proposed Disposal pursuant to the Agreement |
| "SPAs" | collectively, the two sale and purchase agreements both dated 13 December 2004 entered into by Lucrative Rich and Qianwei Power Group in respect of the disposal of 35% and 25% of the NWSH Group's interest in Qianwei respectively in replacement of the Agreement |

In this announcement, except as otherwise indicated, RMB has been translated into HK$ at the rate of HK$1 = RMB1.07 for reference purpose.

By order of the Board
**New World Development Company Limited**
**Leung Chi Kin, Stewart**
*Company Secretary*

By order of the Board
**NWS Holdings Limited**
**Dr. Cheng Kar Shun, Henry**
*Chairman*

Hong Kong, 13 December 2004

New World Development Company Limited

*At the date of this announcement: (a) the executive directors of NWD are Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shun, Henry, Dr. Sin Wai Kin, David, Mr. Liang Chong Hou, David and Mr. Leung Chi Kin, Stewart; (b) the non-executive directors of NWD are Mr. Cheng Yue Pui, Mr. Cheng Kar Shing, Peter, Mr. Chow Kwai Cheung, Mr. Ho Hau Hay, Hamilton and Mr. Liang Cheung Biu, Thomas; and (c) the independent non-executive directors of NWD are Lord Sandberg, Michael, Mr. Yeung Ping Leung, Howard, Dr. Cha Mou Sing, Payson, JP (alternate director to Dr. Cha Mou Sing, Payson: Mr. Cha Mou Zing, Victor) and Mr. Lee Luen Wai, John, JP.*

*At the date of this announcement: (a) the executive directors of NWSH are Dr. Cheng Kar Shun, Henry, Mr. Doo Wai Hoi, William, Mr. Chan Kam Ling, Mr. Tsang Yam Pui, Mr. Wong Kwok Kin, Andrew, Mr. Lam Wai Hon, Patrick and Mr. Cheung Chin Cheung; (b) the non-executive directors of NWSH are Mr. Wilfried Ernst Kaffenberger (alternate director to Mr. Wilfried Ernst Kaffenberger: Mr. Yeung Kun Wah, David), Mr. To Hin Tsun, Gerald and Mr. Dominic Lai; and (c) the independent non-executive directors of NWSH are Mr. Kwong Che Keung, Gordon, Mr. Cheng Wai Chee, Christopher and The Honourable Shek Lai Him, Abraham.*

* *For identification purposes only*

Please also refer to the published version of this announcement in The Standard dated 14 December 2004.